Dechert LLP
1900 K Street, N.W.
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax

William Bielefeld
Partner
william.bielefeld@dechert.com
+1 202 261 3386 Direct
+1 202 261 3333 Fax

September 26, 2025

Lisa N. Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE
Washington, D.C. 20549-0504

Re:	Stone Point Credit Income Fund - Select
Registration Statement on Form 10
File No. 000-56766

Dear Ms. Larkin:

On behalf of Stone Point Credit Income Fund - Select (the “Fund”), a closed-end management investment company that has elected to be treated as a business development company (“BDC”), we are writing in response to comments provided on August 27, 2025 with respect to the registration statement on Form 10 filed by the Fund with the Securities and Exchange Commission (“SEC”) on July 30, 2025 (the “Registration Statement”). Changes to the Registration Statement noted below will be reflected in a subsequent submission of the Registration Statement.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Fund. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Legal Comments

Page i – Explanatory Note

1.	Comment: In the second bullet-pointed section, please add the following:

•	Investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Fund.

Response. The Fund respectfully acknowledges the Staff’s comment and has revised the relevant disclosure accordingly.

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Page iii – Summary Risk Factors

2.	Comment: We note the statement that “Employees of the Adviser may serve as directors of some portfolio companies and, as such, may have duties to persons other than the Fund, including other shareholders of such portfolio companies.” Please tell us more about the types of investments contemplated by this disclosure, including any special policies and procedures in place to manage conflicts and prevent overreach. Please also consider enhancing the related risk factor to address the potential negative impact board representation could have on your position as a creditor in a bankruptcy, workout, or similar proceeding.

Response. The Fund respectfully acknowledges the Staff’s comment. As a BDC and in accordance with the 1940 Act, the Fund makes available to its portfolio companies significant managerial assistance, including utilizing appropriate personnel of the Adviser to, among other things, monitor the operations of the Fund’s portfolio companies, participate in board and management meetings, consult with and advise officers of portfolio companies and provide other organizational and financial consultation. The Fund and the Adviser have each adopted a written code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that contain provisions reasonably necessary to prevent its Access Persons and Advisory Persons (as defined therein) from engaging in any conduct prohibited by applicable law, including Rule 17j-1(b) under the 1940 Act. In addition, the Fund has adopted a code of business conduct and ethics pursuant to the Sarbanes-Oxley Act applicable to its senior executive and financial officers to establish policies, guidelines and procedures that promote ethical practices and conduct. Such codes of ethics generally require persons subject to the codes to discuss and report any actual or potential conflicts of interests, including but not limited to the Fund’s portfolio companies and related corporate opportunities, with the Fund’s Chief Compliance Officer and the Board. The Fund has revised the Registration Statement to include enhanced risk disclosure as requested.

Page 1 – The Fund; Investment Objective and Strategy

3.	Comment: The Fund’s 80% policy refers to “other credit instruments.” Please tell us what the “other” credit instruments are. Please also revise to clarify such investments so that an investor understands which instruments are included in the Fund’s strategy.

Response. The Fund supplementally confirms to the Staff that in “Item 1. Business – “The Fund; Investment Objective and Strategy” the Fund, in the paragraph immediately following the paragraph with the 80% Policy, that “…the Adviser believes that the Fund’s investment objective can be achieved by primarily investing in senior secured loans, including first lien, second lien and unitranche loans, or unsecured loans and, to a lesser extent, subordinated loans, mezzanine loans, notes, senior secured bonds, unsecured bonds and equity-related securities including warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into common equity.” The Fund has clarified the relevant disclosure accordingly.

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Page 2 – The Fund; Investment Objective and Strategy

4.	Comment: In the second paragraph, disclosure refers to “other similar private credit transactions.” Please specify what the “other” transactions may be.

Response. The Fund respectfully acknowledges the Staff’s comment and has revised the relevant disclosure accordingly.

5.	Comment: Please revise to explain how the Adviser makes investment decisions and intends to construct the portfolio.

Response. The Fund respectfully acknowledges the Staff’s comment and directs the Staff to disclosure in Item 1. Business – “The Fund; Investment Objective and Strategy” of the Registration Statement that provides that the Adviser will construct and manage the Fund’s portfolio in accordance with the 80% Policy, that the Fund generally expects to invest in middle market companies with EBITDA between $30 million and $250 million annually, the targeted maturities of the Fund’s investments, and the Fund’s non-fundamental policy to invest, under normal market conditions, at least 75% of the value of its total assets (measured at the time of each such investment) in investments that are in the financial services, business services, software and technology or healthcare services sectors, as defined and determined by the Adviser. The Fund has revised the relevant disclosure to include a cross-reference to Item 1. Business – “Market Opportunity and Competitive Advantages” for more information on the Adviser’s investment process.

6.	Comment: In the fourth paragraph, disclosure states that the Fund may enter into one or more warehousing transactions.

A.	Please tell us whether any of the entities involved in a warehousing transaction may be affiliated with the Fund or the Adviser. See section 2(a)(3) of the 1940 Act. To the extent there is any affiliation, please provide an analysis of whether any of the warehousing transactions between the Fund and other entities may constitute a joint enterprise or other joint arrangement within the meaning of rule 17d-1 under the 1940 Act.

Response. The Fund respectfully acknowledges the Staff’s comment and supplementally advises the Staff that neither the Fund, the Adviser, nor any of their affiliates have entered into nor do they currently propose to enter into any transaction meeting the description set forth above.

B.	Please tell us whether affiliates of the Fund or Adviser may enter into any agreements, including back-stop style agreements, with any entities involved in warehousing transactions.

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Response. The Fund respectfully acknowledges the Staff’s comment and supplementally advises the Staff that neither the Fund, the Adviser, nor any of their affiliates have entered into nor do they currently propose to enter into any transaction meeting the description set forth above.

C.	Please tell us whether any affiliates of the Fund will co-invest alongside the warehouse vehicle and, if so, whether the Fund intends to rely on its co-investment exemptive order to engage in warehousing transactions. If so, provide the legal basis for such reliance.

Response. The Fund respectfully acknowledges the Staff’s comment and confirms that it does not intend to rely on the exemptive relief granted by the SEC to certain affiliates of the Fund on June 14, 2022, with respect to any warehousing transactions.

D.	Please provide a legal analysis of whether or not the warehousing transactions may constitute “unfunded commitment agreements” as defined in rule 18f-4 under the 1940 Act.

Response. The Fund respectfully acknowledges the Staff’s comment and supplementally advises the Staff that it does not expect that any warehousing transaction would fall within the definition of “unfunded commitment agreements” as defined in Rule 18f-4 under the 1940 Act.

E.	Please clarify who selects investments to be deposited into a warehouse and the parties and general terms of any contemplated warehouse transaction.

Response. The Fund undertakes to disclose in its Exchange Act reports the material terms of any warehouse transaction meeting the description set forth above.

Page 3 – The Adviser

7.	Comment: In the second paragraph, disclosure refers to a resource sharing agreement between Stone Point Capital and the Adviser. If the Adviser uses investment professionals employed by any affiliate of the Fund or Adviser to manage the Fund under a resource sharing arrangement with the Adviser, please describe to us the following:

A.	The specific services any affiliate of the Fund or Adviser and such affiliate’s employees will provide on the Adviser’s behalf and why those services do not amount to investment advisory services provided to the Fund;

B.	The extent to which the Adviser will depend on such affiliate’s personnel in providing investment advisory services;

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C.	Whether personnel of such affiliate who provide investment advice with respect to the Fund will be supervised persons of the Adviser under section 202(a)(25) of the Investment Advisers Act of 1940;

D.	Whether and what fees are paid to such affiliate for the described services and whether or not they are paid pursuant to a personnel or resource sharing agreement;

E.	Whether such affiliate is considered to be a fiduciary with respect to the Fund in connection with providing the described services;

F.	By whom the personnel being provided for use by the Adviser for advisory services to the Fund are employed and how such employer is affiliated with the Adviser and the Fund (i.e., a controlled subsidiary, wholly or majority owned subsidiary); and

G.	The registration status of such affiliate and where such affiliate is domiciled.

Response. The Fund submits that in connection with its obligations to the Fund under the Investment Advisory Agreement, the Adviser has entered into a Resource Sharing Agreement with Stone Point Capital LLC, a limited liability company organized under the laws of the state of Delaware that is registered with the SEC as an investment adviser under the Advisers Act (“Stone Point Capital”) that is under common control with the Adviser, and pursuant to which Stone Point Capital will make the investment professionals on the Stone Point Credit Investment Team available to the Adviser for purposes of originating and identifying investment opportunities, conducting research and due diligence on prospective investments, analyzing and underwriting investment opportunities, structuring investments and monitoring and servicing the Fund’s investments in accordance with the services provided by the Adviser under the Investment Advisory Agreement (“Credit Activities”). On an as needed basis, certain other investment professionals on the Stone Point Capital Private Equity Investment Team will contribute a portion of their time, effort and knowledge to support Credit Activities. The Fund respectfully advises the Staff that the Resource Sharing Agreement does not constitute an advisory agreement under the 1940 Act and that there are no advisory services being furnished to the Fund through Stone Point Capital itself, but rather solely through shared employees subject to the supervision and oversight of the Adviser and its officers. The Fund also respectfully advises the Staff that the Adviser maintains its own separate investment personnel, who are shared employees of Stone Point Capital solely for human resources and administrative purposes but do not provide services to Stone Point Capital, and that the Adviser pursues a materially distinct strategy from Stone Point Capital. The Fund notes that Stone Point Capital does not provide any services directly to the Fund. The Fund respectfully advises the Staff, on a supplemental basis, that all personnel who will provide investment advice with respect to the Fund will be supervised persons of the Adviser under Section 202(a)(25) under the Advisers Act; that the Fund pays no fees to Stone Point Capital; and that Stone Point Capital is not considered a fiduciary with respect to the Fund.

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8.	Comment: Please explain to us if the Fund or Adviser are relying on any no-action relief with respect to any resource sharing arrangement between the Fund, the Adviser, and Stone Point Capital.

Response. The Fund supplementally confirms to the Staff that neither the Fund nor the Adviser are relying on any no-action relief with respect to any resource sharing arrangement between the Fund, the Adviser, and Stone Point Capital.

9.	Comment: Please provide a copy of any agreement reflecting the resource sharing arrangement.

Response. The Fund respectfully acknowledges the Staff’s comment and has supplementally provided the Staff with a copy of the Resource Sharing Agreement.

Page 4 – The Private Offering

10.	Comment: Disclosure states that the Fund intends to enter into separate subscription agreements relating to its shares. Please explain:

A.	What you mean by “separate.” Please tell us whether the material terms of each agreement will be identical.

B.	How having subscription agreements with separate terms would comply with section 18 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

C.	Whether separate terms in any subscription agreements could have a material, negative effect on other Fund investors;

D.	Whether the terms of separate subscription agreements will be disclosed to all Fund investors, and how they will be disclosed including the timing of such disclosure;

E.	Whether the terms of these subscription agreements include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

F.	Whether the terms of these subscription agreements have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

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Response. The Fund respectfully acknowledges the Staff’s comment and supplementally confirms that it will not enter into subscription agreements that differ in ways that would result in any investor having priority over other investors as to the distribution of assets or payment of dividends in violation of Section 18 of the 1940 Act, and has revised the relevant disclosure to remove “separate” when describing subscription agreements that the Fund enters into with other investors. Similarly, the Fund will not enter into subscription agreements that have a material, negative effect on other investors, or include preferential redemption or withdrawal rights. In addition, the Fund supplementally confirms that the subscription agreements will not have an impact on the management fee payable by an investor in the Fund through its investment.

Page 5 – Placement Agent and Servicing Fees

11.	Comment: Your disclosure states Distributors will be compensated by certain investors “the cost of which will be born indirectly by such investors as an expense of the Fund.” Please clarify, if accurate, that this is an expense of investing in the Fund and not an expense of the Fund.

Response. The Fund respectfully acknowledges the Staff’s comment and has revised the relevant disclosure to reflect that such expenses are an expense of investing in the Fund.

Page 11 – Incentive Fee

12.	Comment: Please provide a graphical representation of the income-related portion of any incentive fee.

Response. The Fund respectfully acknowledges the Staff’s comment and has revised the relevant disclosure accordingly.

13.	Comment: Please provide examples demonstrating the operation of the incentive fee.

Response. The Fund respectfully acknowledges the Staff’s comment and has revised the relevant disclosure accordingly.

14.	Comment: Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Response. The Fund respectfully submits that the purpose of the Fund’s Registration Statement is to register the Shares under the Exchange Act. The Form 10 Registration Statement is not an offering document, and it does not require the inclusion of a fee table that conforms to the requirements of Item 3.1 of Form N-2 or an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

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Page 12 – Incentive Fee

15.	Comment: In the second paragraph, disclosure states, “For the purpose of computing the Investment Incentive Fee and the Capital Gains Incentive Fee, the calculation methodology will look through derivative financial instruments or swaps as if Fund owned the reference assets directly.” Based on the disclosure in the registration statement, it is unclear whether or what kind of derivatives the Fund may use. For example, on page 51 in the risk section titled, “Derivatives and Financial Commitment Transactions,” disclosure states, “The Fund may invest in derivatives . . . .” without further detail. The investment strategies section does not contain disclosure about using derivatives. Please tell us whether the Fund will use derivatives. If yes,

A.	Please add strategy and risk disclosure clarifying the Fund’s use of derivatives. If the Fund will engage in total return swaps, please tell us whether the Fund’s investment advisory agreement addresses the treatment of total return swaps for purposes of the base management fee and the incentive fee calculations.

Response. The Fund respectfully submits that, to the extent that it enters into any derivative financial instruments or swaps, the Fund expects to qualify as a “limited derivatives user” under Rule 18f-4 and that additional disclosure in the Registration Statement would not be useful to investors. See “Item 1A. Risk Factors – Derivatives and Financial Commitment Transactions” for more information on the Fund’s expected de minimis use of derivatives and Section 3(b)(ii) of the Investment Advisory Agreement filed as Exhibit 10.1 to the Registration Statement and “Item 1. Business – Investment Advisory Agreement – Incentive Fee” for how the Fund will evaluate any derivatives or swaps in connection with computing any fees payable under the Investment Advisory Agreement.

B.	Please tell us whether the Fund will look through the swap and count the reference assets as investments of the Fund for purposes of computing the incentive fee on income, as well as capital gains.

Response. The Fund respectfully acknowledges the Staff’s comment and confirms that for purposes of computing the Investment Income Incentive Fee and the Capital Gains Incentive Fee, the calculation methodology will look through derivative financial instruments or swaps as if the Fund owned the reference assets directly.

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C.	Please tell us whether, for purposes of the asset coverage ratio test of section 61(a) under the 1940 Act, the Fund will treat the notional amount of the swap, reduced by the amount of cash collateral required to be posted by the Fund, as a senior security for the life of the swap.

Response. The Fund respectfully submits that it is aware of the Staff’s position regarding the treatment of a total return swap for purposes of (i) the asset coverage requirements of Section 18 of the 1940 Act, which are applicable to the Fund as a BDC under Section 61 of the 1940 Act, and (ii) determination of qualifying assets for purposes of Section 55(a) of the 1940 Act. If the Fund were to enter into a total return swap, the Fund expects that it would treat the outstanding notional amount of the total return swap, less the amount of any cash collateral or other liquid assets posted or segregated by it under the total return swap, as a senior security for the life of that instrument and would treat the assets underlying a total return swap as qualifying assets of the Fund for such regulatory purposes to the extent appropriate. The Fund respectfully reserves its right in the future to treat any total return swap for regulatory purposes in accordance with any then current Staff or SEC rule, guidance or interpretation regarding the regulatory treatment of total return swaps or similar derivative instruments that differs from such proposed treatment.

D.	Please tell us whether, for purposes of section 55(a) under the 1940 Act, the Fund will treat each loan underlying the swap as a qualifying asset only if the obligor on the loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.

Response. The Fund respectfully acknowledges the Staff’s comment and refers the Staff to its response to Comment No. 15.C. regarding determination of qualifying assets for purposes of Section 55(a) of the 1940 Act.

Page 39 – Consequences of Default

16.	Comment: Disclosure states, “Shareholders may be subject to significant adverse consequences in the event such a shareholder defaults on its capital commitment to the Fund. In addition to losing its right to participate in future Drawdowns, a defaulting shareholder may be forced to transfer its Shares to a third party for a price that is less than the NAV of such Shares.”

A.	Please explain to us how such transfer is consistent with the requirements of section 63 and section 23 of the 1940 Act.

Response. The Fund respectfully submits that the transfer from one shareholder to other shareholders described in the disclosure cited in the Staff’s comment is not subject to section 63 or section 23 of the 1940 Act as it is not a sale of securities by the Fund but rather a transfer by the defaulting shareholders. A shareholder that defaults under the terms of its subscription agreement could be subject to the remedies as defined therein, including that the Fund may cause the defaulting shareholder to transfer its Shares to a third party for a readily available price, which may be less than the NAV. In addition, the Fund supplementally advises the Staff that a transfer from a Defaulting Shareholder (as defined in the Subscription Agreement) to other shareholders is not subject to Rule 23c-1 or Rule 23c-2 under the 1940 Act as such a forced transfer between a Defaulting Shareholder and another shareholder would not constitute (i) a “purchase for cash” by the Fund under Rule 23c-1 nor (ii) a “call or rede[mption]” of securities of which the Fund is the issuer under Rule 23c-2.

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B.	Please add disclosure that addresses how the transfer price is determined and by whom.

Response. The Fund respectfully acknowledges the Staff’s comment and notes that the provisions relating to Defaulting Shareholders are set forth in Section 6 of the Subscription Agreement, executed by each investor in the Fund, a form of which is filed as Exhibit 4.1 to the Registration Statement. The provision states:

“In the event that the Subscriber fails to pay all or any portion of the Drawdown Purchase Price due from the Subscriber on any Drawdown Date and the default remains uncured for a period of ten (10) Business Days, the Fund shall be permitted to declare the Subscriber to be in default of its obligations under this Subscription Agreement (any such Subscriber, a “Defaulting Shareholder”) and shall be permitted to pursue one or any combination of the following remedies:

(a) The Fund may prohibit the Defaulting Shareholder from purchasing additional Shares on any future Drawdown Date;

(b) The Fund may cause the Defaulting Shareholder to transfer its Shares to a third party for a readily available price, which may be less than the net asset value of such Shares.

(c) The Fund may pursue any other remedies against the Defaulting Shareholder available to the Fund, subject to applicable law.

(d) Issue an additional capital drawdown to non-Defaulting Shareholders, subject to the Limited Exclusion Right, to make up such shortfall, provided that in no event shall Subscriber be required to fund capital drawdowns in excess of its Unfunded Capital Commitment.”

In this regard, by signing the Subscription Agreement, each investor agrees to comply with the terms therein, including the terms relating to the consequences of defaulting on the investor’s capital commitment. If the Fund chooses to pursue the remedy provided in Section 6(b), then the Fund will in good faith to identify a third party transferee and work with the Defaulting Shareholder and the third party transferee to effectuate the transfer at a price per share that is as close to the then-current NAV per share as possible.

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In addition, each Defaulting Shareholder agrees to have up to 50% of its shares transferred to non-defaulting shareholders on a pro rata basis, subject to certain exceptions. In this case, the shares of the Defaulting Shareholder would not be repurchased by the Fund and resold to the other shareholders, but instead would be transferred directly to the non-defaulting shareholders. These non-defaulting shareholders would not pay any amount for the receipt of such shares because the non-defaulting shareholders are not purchasing these shares. Accordingly, the Fund does not need to make any determination with respect to the price of the shares that are transferred because the Fund is not purchasing the shares from the Defaulting Shareholders or selling the shares to the non-defaulting shareholders.

The primary purposes of these provisions are to (i) deter an investor from defaulting on its capital commitment and (ii) compensate other non-defaulting shareholders for the anticipated harm to such non-defaulting shareholders caused by the Defaulting Shareholder. Importantly, these provisions apply equally to all investors.

C.	Please tell us whether the Fund has policies and procedures regarding how such capital commitment defaults will be handled and, if so, provide us a copy.

Response. The Fund respectfully acknowledges the Staff’s comment and refers the Staff to the Fund’s responses to Comments 16.A and 16.B above.

D.	Revise to more fully explain the circumstances under which a defaulting shareholder would be forced to transfer its Shares and clarify how the third-party transferee is determined.

Response. The Fund respectfully acknowledges the Staff’s comment and refers the Staff to the Fund’s responses to Comments 16.A, 16.B, and 16.C. above.

Page 51 – Limitations on Leverage

17.	Comment: In the third paragraph, disclosure states that, to securitize loans, the Fund may create a wholly-owned subsidiary. If the Fund intends to use one or more entities (regardless of whether the Fund sets up the entity) that (1) is primarily controlled by the Fund (as defined below); and (2) primarily engages in investment activities in securities or other assets (“Subsidiary” as that term is used below), please address the following comments:

A.	Disclose that any investment adviser to a Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any

Division of Investment Management September 26, 2025 Page 12

investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and a Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund’s and a Subsidiary’s investment advisory agreements may be combined.

Response. The Fund respectfully advises the Staff that any wholly owned Subsidiaries of the Fund through which the Fund may engage in investment activities are not expected to be parties to advisory or management contracts with either third-party or affiliated investment advisers, including the Adviser. Rather, the Adviser will manage the investments held by such wholly owned Subsidiaries of the Fund on a look through basis pursuant to the Investment Advisory Agreement. The Fund does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund. While the Fund itself may agree to serve as collateral manager for a wholly owned Subsidiary formed for an on-balance sheet financing arrangement, as is common among other BDCs, the Fund does not believe that any such collateral management agreement would fall within the scope of Section 15 of the 1940 Act, as no such wholly owned Subsidiary would itself be either a registered investment company or BDC under the 1940 Act. The Fund further confirms to the Staff that it would generally expect to file any credit agreement pertaining to such financing arrangements as an exhibit to its periodic reports required under the Exchange Act. Accordingly, the Fund respectfully declines to include the requested disclosure.

B.	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response. The Fund respectfully acknowledges the Staff’s comment and confirms to the Staff that the description of the Fund’s principal investment strategies and investment risks contained in the Registration Statement includes any of the wholly owned subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

C.	Please also confirm in correspondence that: (1) the Subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (2) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder; and (3) the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

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Response. The Fund respectfully acknowledges the Staff’s comment and refers the Staff to its response to Comment 17.A. above, which states that the Fund does not expect any wholly owned subsidiary of the Fund to be a party to an advisory or management contract with either a third party or an affiliated investment adviser, including the Adviser, and that the investments held by any such wholly owned subsidiary are expected to be managed on a look through basis by the Adviser pursuant to the Investment Advisory Agreement. As a result, and because the Fund expects to consolidate such wholly owned subsidiaries with the Fund, the Adviser will receive management fees in respect of any investments held thereby pursuant to the Investment Advisory Agreement. The Fund further confirms that any expenses associated with such wholly owned subsidiaries will be reflected in the “Other Expenses” line item in any fee table that the Fund may in the future be required to disclose under the Exchange Act, with the exception of interest payments, which will instead be included in the appropriate line item reflecting the cost of leverage.

Page 65 – Expenses

18.	Comment: In the second paragraph, disclosure states that the Fund may enter into a credit facility. When the terms of the credit facility are known, please update this disclosure to address the actual portfolio limits and other material terms of the credit facility.

Response. The Fund respectfully acknowledges the Staff’s comment and undertakes to revise the relevant disclosure when the terms of any credit facility agreement are known.

Page 67 – Item 4. Security Ownership of Certain Beneficial Owners and Management

19.	Comment: If the Adviser owns more than 5% of the Fund’s shares, please add a table that aligns with the Item 4 requirements.

Response. The Fund respectfully acknowledges the Staff’s comment and has revised the relevant disclosure accordingly.

Page 67 – Item 5. Trustees and Executive Officers

20.	Comment: Either in this location or in Item 7, please describe how the Fund determined that the Independent Trustees are independent. See Item 7 of Form 10 (cross-referencing to Item 407(a) of Regulation S-K).

Response. The Fund respectfully acknowledges the Staff’s comment and has revised the relevant disclosure accordingly.

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Page 75 – Minority Investor in Adviser

21.	Comment: Disclosure states that “an affiliate of Wafra Inc. (the “Wafra Investor”), holds an indirect, passive, minority stake in Stone Point Credit Management LLC, the parent of the Adviser (the “Parent”), representing approximately 20% of the carry and net management company interest in,” among other things, the Fund. Please clarify who Wafra Inc. and the Wafra Investor are, and revise “carry and net management company interest” using clear, concise language.

Response. The Fund respectfully acknowledges the Staff’s comment and has revised the relevant disclosure accordingly.

22.	Comment: Disclosure states that the Wafra Investor “may have financial or other interests that could conflict with the interests of the Credit Vehicles and its limited partners or shareholders.” Please clarify what such “financial or other interests” are and how they could conflict with the interests of the Fund.

Response. The Fund respectfully acknowledges the Staff’s comment and has revised the relevant disclosure accordingly.

23.	Comment: Please tell us more about Wafra’s involvement with the Fund and how such involvement complies with the requirements of section 17 and 57 of the 1940 Act. Does the Fund implement any heightened compliance policies and procedures with respect to Wafra’s investment activities?

Response. The Fund respectfully acknowledges the Staff’s comment and notes that the Wafra Investor’s passive interest in the Adviser is non-voting and, as a result, the Wafra Investor is not an affiliate of the Fund or the Adviser under the 1940 Act. The Fund supplementally submits that its compliance policies and procedures, adopted in accordance with the requirements of the 1940 Act, are sufficient to monitor compliance with the requirements of Sections 17 and 57 of the 1940 Act, and that the Fund does not implement any heightened compliance policies and procedures with respect to the Wafra Investor in respect of its passive, non-voting interest in the Adviser.

Page 78 – Advisors and Consultants

24.	Comment: Please tell us whether any of the “consultants, advisors (including senior advisors and CEOs) and/or operating partners” are, or may be, affiliates of the Fund or the Adviser. In addition, please tell us more about the types of deal fee, consultancy fee, or other compensation they may be paid either by the Fund or its portfolio company. Please ensure your response addresses applicable regulatory considerations, such as sections 17 and 57 of the 1940 Act, and any policies and procedures in place to manage conflicts and ensure compliance with applicable law.

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Response. The Fund respectfully submits that the third parties discussed in the relevant disclosure in the Registration Statement are not affiliates of the Fund or the Adviser and, as a result, additional policies and procedures related to Section 17 and 57 of the 1940 Act are not necessary and are, therefore, not implemented by the Fund with respect to such parties.

Page 80 – Market Information

25.	Comment: In the first paragraph, disclosure states, “The Shares are not currently listed on an exchange, and it is uncertain whether they will be listed or whether a secondary market will develop.” Please revise the sentence to align with the disclosure on the cover page, which states, “. . . nor is it expected that any such secondary market will develop in the future.” Please also revise similar disclosure throughout the registration statement (e.g., page 82 under “Transfer and Resale Restrictions”).

Response. The Fund respectfully acknowledges the Staff’s comment and has revised the relevant disclosure accordingly.

Page 85 – Derivative Actions and Exclusive Delaware Jurisdiction

26.	Comment: It is not clear whether the disclosure in these sections aligns with 1940 Act provisions and/or the Fund’s organizational documents, which have not yet been filed as exhibits. Please send these exhibits to us as soon as possible. We may have further comments.

Response. The Fund respectfully acknowledges the Staff’s comment and has included the Fund’s organizational documents as exhibits to the Registration Statement.

Accounting Comments

27.	Comment: Please confirm whether there will be any formation transactions associated with this filing.

Response. The Fund respectfully submits that there will not be any formation transactions associated with this filing.

Page 85 – Item 13. Financial Statements and Supplementary Data

28.	Comment: Please file an amended Form 10 with complete financial statements at least 15 days prior to the Form 10’s effectiveness.

Response. The Fund respectfully acknowledges the Staff’s comment and confirms that as of the date hereof it has filed with the SEC the amended Registration Statement on Form 10 with complete financial statements.

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* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386 or by email at william.bielefeld@dechert.com or Matthew J. Carter at (202) 261-3395 or by email at matthew.carter@dechert.com.

Sincerely,

/s/ William J. Bielefeld William J. Bielefeld

cc:	Matthew J. Carter, Dechert LLP
Brian Rooder, Stone Point Credit Income Fund - Select
John Spinola, Stone Point Credit Income Fund - Select